UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Primoris Services Corporation

(Exact name of registrant as specified in its charter)

Delaware	1623	20-4743916
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

26000 Commercentre Drive

Lake Forest, California 92630

(949) 598-9242

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Pratt

Chairman of the Board, Chief Executive Officer and President

26000 Commercentre Drive

Lake Forest, California 92630

(949) 598-9242

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas J. Crane

Shigenobu P. Itoh

Rutan & Tucker, LLP

611 Anton Boulevard, 14th Floor

Costa Mesa, California 92626

(714) 641-5100 / (714) 546-9035 (fax)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☒

Registration Statement No. 333-134694

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

(Do not check if a smaller reporting company)

AMENDMENT PURPOSE

This Post-Effective Amendment No. 1 is being filed pursuant to Rule 462(d) solely for the purpose of updating the exhibit index contained in Item 16 of Part II of this Registration Statement on Form S-1.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)           EXHIBITS

Exhibit Number	Description

1.1	Form of Underwriting Agreement (1)

1.2	Form of Selected Dealers Agreement (2)

2.1	Agreement and Plan of Merger dated as of February 19, 2008 by and among Rhapsody Acquisition Corp., Primoris Corporation and certain stockholders of Primoris Corporation (3)

3.1	Fourth Amended and Restated Certificate of Incorporation of Primoris Services Corporation (4)

3.2	Amended and Restated Bylaws of Primoris Services Corporation (5)

4.1	Specimen Warrant Certificate (1)

4.2	Specimen Common Stock Certificate (2)

4.3	Specimen Unit Certificate (2)

4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (6)

4.5	Form of Unit Purchase Option to be granted to Representative (7)

5.1	Opinion of Graubard Miller (2)

10.1	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Eric S. Rosenfeld (2)

10.2	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Arnaud Ajdler (2)

10.3	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Leonard B. Schlemm (2)

10.4	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Jon Bauer (2)

10.5	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Colin D. Watson (2)

10.6	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and David Sgro (2)

10.7	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Greg Monahan (2)

10.8	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Joel Greenblatt (2)

Exhibit Number	Description

10.9	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders (2)

10.10	Form of Subscription Agreement among the Registrant, Graubard Miller and each of Eric S. Rosenfeld, Leonard B. Schlemm, Jon Bauer, Colin D. Watson and Gotham Capital V (2)

10.11	Form of Escrow Agreement among Rhapsody Acquisition Corp., Brian Pratt, as Representative, and Continental Stock Transfer & Trust Company, as Escrow Agent (3)

10.12	Employment Agreement of Brian Pratt, dated February 18, 2008 (#)(5)

10.13	Employment Agreement of John P. Schauerman, dated February 18, 2008 (#)(5)

10.14	Employment Agreement of John M. Perisich, dated February 18, 2008 (#)(5)

10.15	Employment Agreement of Alfons Theeuwes, dated February 18, 2008 (#)(5)

10.16

Form of Voting Agreement dated as of July 31, 2008 among the Registrant, Eric S. Rosenfeld, Brian Pratt, John P. Schauerman, the Scott E. Summers and Sherry L. Summers Family Trust dated August 21, 2001, and Timothy R. Healy (5)

10.17	Loan and Security Agreement by and between Primoris Corporation and LaSalle Bank National Association dated March 22, 2007 (5)

10.18	First Amendment to Loan and Security Agreement by and between Primoris Corporation and LaSalle Bank National Association (5)

10.19	Second Amendment to Loan and Security Agreement by and between Primoris Corporation and LaSalle Bank National Association (5)

10.20	Indemnity Agreement dated 2004 by and among Primoris Corporation; ARB, Inc.; ARB Structures, Inc.; Cardinal Contractors; Onquest, Inc.; and Liberty Mutual Insurance Company (5)

10.21	Form of Lock-Up Agreement by and among Rhapsody Acquisition Corp. and the former stockholders and foreign managers of Primoris Corporation (6)

10.22	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders (7)

10.23	2008 Long-Term Equity Incentive Plan (#)(8)

10.24	Employment Agreement of Peter J. Moerbeek dated February 6, 2009 (#)(9)

10.25	Purchase Trading Plan by and between Primoris Service Corporation and CJS Securities, Inc. dated March 26, 2009 (10)

Exhibit Number	Description

10.26	Promissory Note and Aircraft Security Agreement and related documents thereto by and between Stellaris LLC and U.S. Bancorp Equipment Finance, Inc., as amended, dated October 14, 2008 (11)

21.1	Subsidiaries and Equity Investments of the Registrant (11)

23.1	Consent of BDO Seidman, LLP (12)

23.2	Consent of Graubard Miller (included in Exhibit 5.1) (2)

(#)               Management contract or compensatory plan, contract or arrangement required to be filed as an exhibit

(1)                Incorporated by reference to the Registrant’s Amendment No. 2 to Form S-1 filed August 28, 2006

(2)                Incorporated by reference to the Registrant’s registration statement on Form S-1 filed June 2, 2006

(3)                Incorporated by reference as an annex to the Registrant’s Amendment No. 4 to Form S-4 filed on July 9, 2008

(4)                Incorporated by reference to the Registrant’s quarterly report on Form 10-Q for the three months ended June 30, 2009 filed August 12, 2009

(5)                Incorporated by reference to the Registrant’s current report on Form 8-K filed August 6, 2008

(6)                Incorporated by reference to the Registrant’s registration statement on Form S-4 filed April 21, 2008

(7)                Incorporated by reference to the Registrant’s Amendment No. 1 to Form S-1filed July 14, 2006

(8)                Incorporated by reference to the Registrant’s registration statement on Form S-8 filed May 27, 2009

(9)                Incorporated by reference to the Registrant’s current report on Form 8-K filed February 12, 2009

(10)          Incorporated by reference to the Registrant’s current report on Form 8-K filed March 31, 2009

(11)          Incorporated by reference to the Registrant’s annual report on Form 10-K for the year ended December 31, 2008 filed March 24, 2009

(12)          Incorporated by reference to the Registrant’s Amendment No. 3 to Form S-1 filed September 27, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forrest, State of California, on August 7, 2009.

Primoris Services Corporation, a Delaware corporation

By:	/s/ Brian Pratt
Brian Pratt
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian Pratt and Peter Moerbeek, and each of them, his attorneys-in-fact and agents, with the power of substitution and resubstitution, for him and in his name, place or stead, in any and all capacities, to sign any amendment to this Registration Statement on Form S-1, and to file such amendments, together with exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he might or could do in person, and ratifying and confirming all that the attorney-in-fact and agent, or his substitute or substitutes, may do or cause to be done by virtue hereof.  Each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Brian Pratt	President, Chief Executive Officer
Brian Pratt	(principal executive officer) and	August 7, 2009
Chairman of the Board

Executive Vice President, Chief
/s/ Peter J. Moerbeek	Financial Officer (principal	August 7, 2009
Peter J. Moerbeek	financial officer and principal
accounting officer) and Director

/s/ John P. Schauerman	Executive Vice President, Corporate	August 7, 2009
John P. Schauerman	Development and Director

/s/ Eric S. Rosenfeld	Director	August 7, 2009
Eric S. Rosenfeld

/s/ Stephen C. Cook	Director	August 7, 2009
Stephen C. Cook

Name	Title	Date

/s/ David D. Sgro	Director	August 7, 2009
David D. Sgro

/s/ Thomas E. Tucker	Director	August 7, 2009
Thomas E. Tucker

/s/ Peter C. Brown	Director	August 7, 2009
Peter C. Brown